UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-32199

SFL Corporation Ltd.

(Translation of registrant’s name into English)

Par-la-Ville Place

14 Par-la-Ville Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 25, 2024, SFL Corporation Ltd. (“SFL” or the “Company”) closed its previously announced underwritten public offering (the “Offering”) of 8,000,000 common shares, par value $0.01 per share (the “Shares”).

Attached to this Report on Form 6-K as Exhibit 1.1 is a copy of the Underwriting Agreement, dated July 23, 2024, among the Company and Morgan Stanley & Co. LLC, as representative of the several underwriters named therein.

Attached to this Report on Form 6-K as Exhibit 5.1 is the opinion of MJM Limited.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3ASR (Registration No. 333-264330) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2022 and the Company’s Registration Statement on Form F-3ASR (Registration No. 333-271504) filed with the SEC on April 28, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD
Date: July 25, 2024

	By:	/s/ Ole B. Hjertaker
Name: Ole B. Hjertaker
Title: SFL Management AS (Principal Executive Officer)